Hi Bryson,

I reviewed your application for our Investor Board Of Advisor Member job and am impressed with your background. Please take a look at our campaign - and let me know when you have time next week for a quick introduction
https://wefunder.com/halen

Thanks,

Edward Mbeche

Hi Roger,

I'm reaching out because I see that you are active on WeFunder - investing into startups. Please take a look and let me know if interested to learn more! https://wefunder.com/halen

Best,

Edward

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.